EXHIBIT 2
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            FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS DURING
                               TRANSITION PERIOD

I, David J. Rain, Vice President and CFO of Harvest Operations Corp. on behalf of Harvest Energy Trust certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of Harvest Energy Trust for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: August 11, 2005


/s/ David J. Rain
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David J. Rain
Vice President and Chief Financial Officer